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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        PEERLESS INDUSTRIAL GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                        PEERLESS INDUSTRIAL GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  254680-10-1
                         (CUSIP NUMBER OF COMMON STOCK)

                               ----------------

                                WILLIAM H. SPELL
                            CHIEF EXECUTIVE OFFICER
                        PEERLESS INDUSTRIAL GROUP, INC.
                            2430 METROPOLITAN CENTRE
                            333 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 371-9650

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:

                             BRIAN D. WENGER, ESQ.
                  BRIGGS AND MORGAN, PROFESSIONAL ASSOCIATION
                                2400 IDS CENTER
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 334-8400

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Peerless Industrial Group, Inc., a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is 2430 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402. The classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates are the Common Stock, no par value (the "Common Stock"), and Class B Common Stock, no par value (the "Class B Common Stock") (hereinafter the Common Stock and the Class B Common Stock shall be collectively referred to as the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 17, 1997 (the "Schedule 14D-1"), by R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser") and a wholly owned subsidiary of R-B Capital Corporation, a Delaware corporation ("Parent"), to purchase all outstanding Shares at a price of $1.67 per Share, net to the seller thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are filed as Exhibit 1 hereto). Parent and Purchaser are corporations formed by Ridge Capital Corporation, Pandora Capital Corporation and their affiliates (collectively, "Ridge") and William Blair Mezzanine Capital Fund II, L.P. ("Blair Mezzanine Fund") in connection with the Offer and the transactions contemplated thereby. The Offer is being made pursuant to the terms of the Agreement and Plan of Merger dated as of April 11, 1997 (the "Merger Agreement"), among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser and the Company will be merged (the "Merger") and each outstanding Share (other than those held by Parent, the Purchaser, any other direct or indirect subsidiary of Parent or by shareholders of the Company who dissent from the Merger and comply with all of the provisions of the Minnesota Business Corporation Act ("MBCA") concerning dissenters' rights) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $1.67 in cash, without interest. The terms of the Merger Agreement are described more fully below in Item 3. The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in the Company. The Offer is intended to increase the likelihood that such acquisition will be effected and to permit Parent to acquire control of the Company at the earliest practicable date. The purpose of the Merger is to permit Parent to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

  The Offer is conditioned upon, among other things, at least a majority of the Shares and a number of outstanding Shares entitled to elect a majority of the Company's Board of Directors, in each case on a fully-diluted basis (or, if the Purchaser so elects in its sole discretion, on the basis of the number of Shares outstanding at the expiration date of the Offer) being validly tendered and not withdrawn prior to the expiration of the Offer ("Minimum Condition").

  The address of the principal executive offices of the Purchaser, as set forth in the Schedule 14D-1, is 257 East Main Street, Barrington, Illinois, 60010.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  (b) The Merger Agreement

  The following is a brief summary of the Merger Agreement, and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed by Parent as an exhibit to the Schedule 14D-l.


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THE OFFER

  Pursuant to the Merger Agreement, the Purchaser was required to commence the Offer as promptly as practicable, but in any event within five business days after the public announcement of the Merger Agreement. Subject to the prior satisfaction or waiver of the conditions to the Offer described in Section 13 of the Offer to Purchase, the Purchaser is obligated to accept for payment all Shares validly tendered pursuant to the Offer, and not withdrawn, as soon as legally permissible and to pay for all such Shares as soon as practicable thereafter; provided, however, that, subject to the terms of the Merger Agreement, the Offer may be extended by the Purchaser, in its sole discretion, for not more than ten business days beyond the initially scheduled expiration date thereof. Without the prior written consent of the Company, the Purchaser may not decrease the price per Share, decrease the number of Shares being sought in the Offer, change the form of consideration payable in the Offer, add additional conditions to the Offer, or, subject to the preceding sentence, make any other change in the terms of the Offer which is materially adverse to the holders of Shares. The Merger Agreement provides that the Offer will be subject only to the conditions described in Section 13 of the Offer to Purchase, which are for the benefit of the Purchaser and may be asserted or waived by the Purchaser in whole or in part at any time and from time to time, in its sole discretion; provided, however, that the Purchaser may not waive the Minimum Condition without the prior written consent of the Company.

  The Merger Agreement requires that, as soon as practicable on the date of commencement of the Offer, (i) Parent and the Purchaser shall file with the Commission a Tender Offer Statement on Schedule 14D-1 with respect to the Offer (the "Schedule 14D-1"), which will contain the offer to purchase and form of the related letter of transmittal and (ii) the Company will file with the Commission, and mail to its shareholders, this Schedule 14D-9 containing the recommendation of the Board of Directors of the Company that the Company's shareholders accept the Offer and tender their Shares.

BOARD OF DIRECTORS

  Promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares. The Company will either increase the size of its Board of Directors or use its best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to such Board of Directors, and shall cause Purchaser's designees to be so elected.

  Following the election or appointment of Purchaser's designees, any amendment of the Merger Agreement or the Restated Articles of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who are not designees of Purchaser or employees of the Company.

THE MERGER

  The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval by the Company's shareholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Purchaser and the Company will be merged. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share (other than Shares owned by the Purchaser or Shares held by shareholders of the Company who have exercised their dissenters' rights in accordance with
Section 473 of the MBCA) will be converted into the right to receive an amount in cash (the "Merger Consideration") equal to the per Share price paid pursuant to the Offer.


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

  Following consummation of the Merger, the Company will be the surviving corporation. The Merger Agreement also provides that the Articles of Incorporation and the Bylaws of the Purchaser at the Effective Time will be the Articles of Incorporation and Bylaws of the surviving corporation and that the directors and officers of the Purchaser at the Effective Time will be the directors and officers of the surviving corporation.

  The Merger Agreement provides that at or prior to the Effective Time, each option and warrant granted pursuant to the Company's stock option plans and other agreements (the "Stock Purchase Rights"), whether or not then exercisable, which was outstanding as of the date of the Merger Agreement and which has not been exercised prior to the acquisition of Shares pursuant to the Offer, shall be cancelled and each holder of a cancelled Stock Purchase Right shall be entitled to receive from the Company, in cancellation and settlement of the Stock Purchase Right, an amount in cash (less applicable withholding taxes) equal to the product of (x) the number of Shares previously subject to the Stock Purchase Right and (y) the excess, if any, of the purchase price paid pursuant to the Offer over the exercise price per Share provided for in the Stock Purchase Right.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various customary representations and warranties of the Company, including representations by the Company as to (i) organization, qualification and similar corporate matters of the Company and its subsidiaries (ii) the capitalization of the Company and its subsidiaries,
(iii) the authorization, execution, delivery and enforceability of the Merger Agreement, (iv) the lack of required consents and approvals in connection with the Merger Agreement, and the non-contravention by the Merger Agreement and the related transactions of any article provision, by-law, material contract, order, law or regulation to which the Company or its subsidiaries is a party or by which it is bound or obligated, (v) the filing of required Commission reports, the absence of untrue statements of material facts or omissions of material facts in such reports, and the absence of other undisclosed liabilities, (vi) the absence of changes or events which have had a material adverse effect on the Company, and the absence of casualty losses, declarations of dividends, certain compensation arrangements, material commitments or transactions and certain other events, (vii) the absence of payments to any intermediary other than Coopers & Lybrand Securities L.L.C. and of any finder's or other fee or commission, (viii) the absence of untrue statements of material facts or omissions of material facts in the Schedule 14D-9 and the proxy statement to be sent to shareholders in connection with the Merger, (ix) possession of all necessary rights and licenses in intellectual property, (x) the absence of claims and litigation, (xi) labor matters, (xii) the filing of tax returns and the payment of taxes, (xiii) the absence of environmental claims and compliance with all environmental laws and regulations, (xiv) employee benefits matters, (xv) compliance with laws, rules, statutes, orders, ordinances or regulations, and material notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchise or other instruments or obligations of the Company or any of its subsidiaries which would result in a material adverse effect, (xvi) real property ownership and the possession and enforceability of all real property leases, (xvii) the absence of notices, citations or decisions of governmental or regulatory bodies and recalls with respect to any product produced, manufactured, marketed or distributed by the Company, (xviii) applicable voting requirements and (xix) inapplicability of certain state takeover laws.

  The Merger Agreement also contains various customary representations and warranties of the Parent and the Purchaser, including representations by Parent and Purchaser as to (i) organization, qualification and similar corporate matters of Parent and Purchaser, (ii) the authorization, execution, delivery, and enforceability of the Merger Agreement, (iii) the absence of untrue statements of material facts or omissions of material facts in any documents related to the Offer or in the Schedule 14D-1, (iv) the absence of untrue statements of material facts or omissions of material facts in any information provided to the Company in connection with the proxy statement,
(v) the lack of required consents and approvals in connection with the Merger Agreement, and the non-contravention by the Merger Agreement and the related transactions of any charter provision, by-law, material contract, order, law or regulation to which Parent or Purchaser is a party or by which it is bound or obligated and (vi) the possession of all funds necessary to satisfy Purchaser's obligations under the Merger Agreement.

  In general, the representations and warranties in the Merger Agreement do not survive the payment for shares in the Offer.

COVENANTS

  No Solicitation. The Merger Agreement requires the Company to immediately cease any existing discussions or negotiations with any third parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent, or any of its subsidiaries, or otherwise (i) solicit, initiate, continue or encourage any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including, without limitation, by way of a tender offer), liquidation, reorganization or similar transactions involving the Company or any of its subsidiaries or divisions, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to as an "Acquisition Proposal"), (ii) solicit, initiate, continue or engage in negotiations or discussions concerning, or provide any information or data to any person or entity relating to, or otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal; provided, that the foregoing does not prevent the Company from, prior to the acceptance for payment by the Purchaser of Shares pursuant to the Offer, furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited Acquisition Proposal by such person or entity (including a new and unsolicited Acquisition Proposal received by the Company after the execution of the Merger Agreement from a person or entity whose initial contact with the Company may have been solicited by the Company prior to the execution of the Merger Agreement), and may recommend such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company, if and only to the extent that (i) the Board of Directors of the Company determines in good faith (after consultation with and based upon the advice of its financial advisor and considering the affect of such Acquisition Proposal upon the employees, customers and the community) that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the shareholders of the Company than the Offer and Merger and that the person or entity making such Acquisition Proposal has the financial means, or the ability to obtain the necessary financing, to conclude such transaction (any such more favorable Acquisition Proposal being referred to as a "Superior Proposal"), (ii) the Board of Directors of the Company determines in good faith (after consultation with and based upon the advice of its outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of such Board of Directors to its shareholders under applicable law and (iii) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with confidentiality provisions not materially less favorable to the Company than those contained in the confidentiality agreement between the Company and Ridge. The Company's exercise of the rights described above may create an obligation to pay a fee to Parent as described below. See "The Merger Agreement--Termination Fee; Expenses."

  The Company has also agreed not to release any third party from, and to enforce strictly any confidentiality or standstill agreement to which the Company and such third party are parties. The Company will promptly notify Parent in writing if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made, or if any information is provided to any person, and any such notice shall include a description of the terms of any proposal or offer, or the nature of any inquiry or contact, which is made.

  Termination of Stock Plans. Prior to the consummation of the Offer, the Company's Board of Directors (or, if appropriate, any committee thereof) will adopt resolutions or take other actions necessary to ensure that, following the Effective Time, no participant in any stock, stock option, stock appreciation or other benefit plan of the Company or any of its subsidiaries or any holder of any option will have any right thereunder to acquire any capital stock of the surviving corporation or any subsidiary thereof.


                                       4
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  Conduct of Business of the Company. From the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will each conduct its operations in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it.

  Accordingly, prior to the Effective Time, neither the Company nor any of its subsidiaries may, without prior written consent of Purchaser, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring Purchaser's prior approval include actions by the Company or its subsidiaries to (i) amend its articles of organization or by-laws, (ii) issue, pledge or sell any capital stock or any other securities, except as required by option agreements and option plans as in effect as of the date of the Merger Agreement, or split, combine or reclassify any shares of its capital stock,
(iii) declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock, or property) in respect of its capital stock, or repurchase or redeem any of its capital stock or any capital stock of its subsidiaries, (iv) subject to certain exceptions, enter into, adopt, amend or terminate any bonus, compensation, severance, termination, or employee benefit arrangement, (v) waive any provision of any confidentiality agreement, (vi) other than ordinary course borrowings under existing lines of credit, incur any debt or assume, guarantee or endorse the obligations of any other person, make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company), pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries or mortgage or pledge any of its assets or create any Lien thereupon, (vi) acquire, sell, lease, license, encumber, transfer or dispose of any assets of the Company and its subsidiaries, (vii) change any of the accounting principals or practices used by it, except as may be required as a result of a change in law or in generally accepted accounting principles, or make any tax election, (viii) acquire any corporation, partnership or other business organization or division thereof, authorize any new capital expenditures exceeding $100,000 in the aggregate or settle any litigation for amounts in excess of $25,000 individually or $50,000 in the aggregate, (ix) pay, discharge or satisfy any claims, liabilities or obligations outside the ordinary course or not in accordance with their terms, except where such action would not result in a material adverse effect, (x) enter into any transaction or amend any existing transaction with any affiliate of the Company or (xi) take or agree to take any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect or would result in any of the conditions to the Offer not being satisfied.

  Access to Information. The Company will give Parent and Purchaser and their representatives reasonable access to all necessary information, subject to a confidentiality agreement.

  Certain Filings, Etc. Parent, the Purchaser and the Company shall cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any federal, state or foreign law or regulation or any consents, approvals or waivers are required to be obtained from other parties to loan agreements or other contracts material to the business of the Company and its wholly owned operating subsidiary, Peerless Chain Company, a Minnesota corporation ("Peerless"), in connection with the consummation of the Offer or the Merger and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, permits, authorizations, approvals or waivers.

  Proxy Statement. If necessary to consummate the Merger, promptly after the termination or expiration of the Offer, the Company shall prepare the Proxy Statement, file it with the Commission and mail it to all holders of Shares. Parent, the Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement.

  State Takeover Statutes. The Company shall (i) take all action, if any, necessary to exempt the Offer and the Merger from the effects of any state takeover law and (ii) upon the request and at the expense of the

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Purchaser, take all reasonable steps to assist in any challenge by the
Purchaser to the validity, or applicability to the Offer or the Merger, of any such state takeover law.

  Best Efforts. Subject to the terms and conditions of the Merger Agreement, each of the parties will use its best efforts to take all actions and do all things necessary to consummate and make effective the transactions contemplated by the Merger Agreement.

  Indemnification. The surviving corporation will assume the indemnification and expense advancement obligations of the Company and its subsidiaries to present and former directors, officers, employees and agents (i) pursuant to certain indemnification agreements between the Company and each of such individuals, as described in this Item 3 under the caption "Indemnification Agreements" and (ii) as provided in the Articles of Incorporation and by-laws of the Company and its subsidiaries as in effect at the time of execution of the Merger Agreement (the "Indemnification Obligations"). From and after the Effective Time, Parent will guarantee and cause the surviving corporation to perform all of the Indemnification Obligations.

  Consulting Agreement. At the Effective Time, Parent shall cause the Company, as the surviving corporation in the Merger, and Peerless to enter into a consulting agreement with Mr. William H. Spell, as described in this Item 3 under the caption "Consulting Agreement."

  Notification of Certain Matters. The Company will give prompt notice to Parent or Purchaser, and Parent or Purchaser will give prompt notice to the Company, as the case may be, of the occurrence, or non-occurrence of any event which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate.

  Public Announcements. Parent and Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement.

CONDITIONS

  The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the acceptance and purchase by the Purchaser of Shares pursuant to the Offer, (ii) the receipt of shareholder approval of the Company, if required, and (iii) there being no order, decree or injunction of a court of competent jurisdiction which prohibits consummation of the Merger and there shall not have been any action taken or any statute, rule, or regulation enacted, promulgated or deemed applicable to the Merger by any governmental or regulatory authority, agency, commission or other entity, domestic or foreign, that makes consummation of the Merger illegal.

TERMINATION

  According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the shareholders of the Company, by the mutual written consent of Parent, the Purchaser and the Company. In addition, the Merger Agreement may be terminated by the Company if (i) the Offer shall not have been commenced within five business days from the date of public announcement of the Merger Agreement or the Offer shall have expired and the Purchaser shall not have accepted for payment Shares pursuant to the Offer (provided, that the right to terminate the Merger Agreement thereby shall not be available if the Company's failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the Offer not being so commenced or consummated) or (ii) there has been a material breach by Parent or the Purchaser of any representation, warranty, covenant or agreement as set forth in the Merger Agreement on the part of Parent or the Purchaser and which Parent or the Purchaser, as the case may be, fails to cure within 10 days after notice thereof is given by the Company. The Merger Agreement may be terminated by either Parent or the Company if (i) the Offer terminates or expires pursuant to its terms on account of the failure of any condition to the Offer described in Section 13 of the Offer to Purchase

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to have been satisfied without the Purchaser having purchased any Shares thereunder (provided, that the right to so terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the failure of any such condition), (ii) either Parent or the Company (or any permitted assignee) is prohibited by an order or injunction of a court of competent jurisdiction from consummating the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted; (iii) prior to the purchase of Shares pursuant to the Offer (x) the Company shall have received (other than in violation of the Company's non-solicitation covenant) a Superior Proposal (as defined in the Merger Agreement), and (y) Parent does not make, within five business days of receipt of written notice of the Company's desire to accept such Superior Proposal, an offer that the Board of Directors believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company, as the Superior Proposal or (iv) the Purchaser has not accepted Shares for payment on or before July 11, 1997, provided that the right to terminate the Merger Agreement as described in this clause (iv) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in such failure to accept Shares for payment or the failure to satisfy any condition set forth in the Merger Agreement, and shall not be available to the Company if any shareholder of the Company shall have breached any provision of the Tender Agreement. The Merger Agreement may be terminated by Parent if (i) there has been a material breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of the Company and which the Company fails to cure within 10 days after notice thereof is given by the Parent, (ii) prior to the purchase of Shares pursuant to the Offer, any person, corporation, entity or "group," as defined in
Section 13(d)(3) of the Exchange Act (other than Parent or the Purchaser) shall have acquired beneficial ownership of 25% or more of the outstanding Shares or (iii) the Board of Directors of the Company shall have withdrawn or modified, or resolved to withdraw or modify, in any manner which is materially adverse to Parent or the Purchaser, its recommendation or approval of the Offer, the Merger or the Merger Agreement.

TERMINATION FEE; EXPENSES

  If (i) the Merger Agreement is terminated after the occurrence of a Triggering Event (as defined below), and (ii) within six months after such termination the Company either (a) consummates any Alternative Transaction (as defined below) or (b) becomes a party to any agreement relating to an Alternative Transaction that is thereafter consummated, then upon the consummation of such Alternative Transaction the Company shall pay Parent a non-refundable fee of $900,000 (the "Termination Fee") which amount shall be payable by wire transfer of same day funds on the date such Alternative Transaction is consummated. The Company shall reimburse the Parent in connection with any legal or other fees incurred by the Parent in connection with the collection of the Termination Fee from the Company.

  A "Triggering Event" shall mean any of the following:

    (i) the Board of Directors of the Company shall have withdrawn or modified its recommendation of the Offer or shall have resolved or publicly announced its intention to do so; or

    (ii) an Alternative Transaction shall have taken place or the Board of Directors of the Company shall have recommended such an Alternative Transaction to shareholders, or shall have resolved or publicly announced its intention to recommend or engage in an Alternative Transaction; or

    (iii) a tender offer or exchange offer with respect to shares of the Company shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Parent and its affiliates), and the Board of Directors of the Company shall have (1) recommended (or shall have resolved or publicly announced its intention to recommend) that the shareholders of the Company tender their shares in such tender or exchange offer or (2) resolved or publicly announced its intention to take no position with respect to such offer; or

    (iv) the Offer shall have expired without satisfaction of the Minimum Condition, and at any time during the Offer an Alternative Transaction shall have been publicly announced and not absolutely and unconditionally withdrawn and abandoned; or

    (v) a material breach by the Company of the Merger Agreement shall have occurred, and at the time of such breach or any termination based thereon an Alternative Transaction shall have been publicly announced and not absolutely and unconditionally withdrawn and abandoned; or

    (vi) the Company shall have negotiated with, furnished information to, entered into any agreement with, or consummated or recommended any transaction with, any person other than Parent or its affiliates, based on a determination regarding a "Superior Proposal"; or

    (vii) the Company shall have breached its non-solicitation covenant.

  An "Alternative Transaction" shall mean (i) any transaction or series of transactions by which any person or group (other than Parent and its affiliates) acquires or would acquire shares (or securities exercisable or convertible into shares) representing 20% or more of the outstanding shares of the Company, pursuant to a tender offer, exchange offer or otherwise, (ii) a merger, consolidation, share exchange, sale of substantial assets or other business combination involving the Company, (iii) any other transaction or series of transactions whereby any person acquires or would acquire control of the board of directors, business or assets of the Company, or (iv) any agreement with respect to any of the foregoing, which in the case of any transaction or agreement described in clauses (i) through (iv) above, involves a greater value (considering the amounts payable to shareholders and all payments under employment, consulting and other arrangements in connection therewith) than the value of the Offer and the Merger and the other arrangements related thereto.

  Except as described above and except as described below in Item 6, each of the Company, Parent and the Purchaser shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

AMENDMENT

  Subject to the applicable provisions of the MBCA, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time prior to the Effective Time.

 Tender and Stock Option Agreement

  In connection with the Merger Agreement, certain shareholders of the Company have executed and delivered a Tender and Stock Option Agreement, pursuant to which such shareholders have (1) agreed to tender in the Offer an aggregate of approximately 4.45 million Shares (approximately 71% of the Shares outstanding on the date hereof), together with additional Shares under certain circumstances and (2) granted to Purchaser an option to purchase, under certain circumstances, Shares equal to 19.9% of the outstanding Shares. The Tender and Stock Option Agreement is described more fully in Item 6 below.

 Employment Agreements

  Peerless entered into employment agreements effective December 13, 1995 (hereinafter collectively referred to as the "Employment Agreements") with the Company's executive officers (hereinafter collectively referred to as the "Executives"), as identified below.

                                                                                PARTICIPATION
                                                                                IN EXECUTIVE
       NAME                        POSITION WITH PEERLESS         ANNUAL SALARY  BONUS POOL
       ----                        ----------------------         ------------- -------------
   William H. Spell........ Chairman                                $ 96,000         None
   Jan C. van Osnabrugge... President and Chief Executive Officer   $192,000        22.9%
   Robert Deter............ Chief Financial Officer                 $ 76,000        11.8%

  Each Employment Agreement defines the respective Executive's position, base salary (to be reviewed and, in the sole discretion of Peerless' board of directors, increased on an annual basis) and level of participation in the executive bonus pool as outlined above. Mr. Spell is not eligible to participate in the executive bonus pool. The actual amount of the executive bonus pool to be paid out to the Executive is based upon Peerless' actual year-end EBITDA compared to its projected year-end EBITDA for the relevant year.

  The term of employment for each Executive pursuant to the Employment Agreements is four years, subject to earlier termination upon resignation by the Executive, disability of the Executive, violation of the Employment

Agreement or certain types of misconduct or illegal acts by the Executive. Each Executive is entitled to severance pay equivalent to twelve months of his or her base salary in effect at the time of termination in the event Peerless terminates the Executive's employment for any reason other than those identified in the Employment Agreement. Pursuant to the Employment Agreements, each Executive agrees to keep confidential during and after Executive's employment with Peerless certain proprietary information and to refrain from competing with Peerless for a period of two years following the termination of Executive's employment, whether voluntary or involuntary, with Peerless.

  The Employment Agreement with Mr. Spell will be terminated at the Effective Time. Mr. Spell will enter into a consulting agreement with the Company and Peerless described more fully below. The other Employment Agreements will remain in effect following the Effective Time. The Employment Agreements are filed as Exhibit 3 and Exhibit 4 hereto and are incorporated herein by reference.

 Indemnification Agreements

  The Company has indemnification agreements (collectively, the "Indemnification Agreements") with each of its directors and executive officers. Each Indemnification Agreement provides that the Company will defend, hold harmless and indemnify the director or executive officer party thereto to the full extent permitted by its Articles of Incorporation, Bylaws and the provisions of the MBCA, as it may be amended from time to time. Pursuant to each Indemnification Agreement, the Company will indemnify and hold harmless the director or executive officer party thereto against all reasonable expenses, liability and loss actually incurred or suffered by such director or executive officer in connection with any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (i) to which such director or executive officer is or was a party or is threatened to be made a party by reason of any action or inaction in his or her capacity as a director or executive officer of the Company, (ii) with respect to which such director or executive officer is otherwise involved by reason of the fact that he or she is or was serving as a director, officer, employee or agent of the Company, or of any subsidiary or division of the Company, or while a director of a corporation, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

  The Company is not liable under the Indemnification Agreements to make any payment for any liability incurred in a proceeding in which a director or executive officer is adjudged liable to the Company or is subjected to injunctive relief in favor of the Company (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Company,
(ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in the MBCA, as the same exists or may hereafter be amended, or (iv) for any transaction from which he or she received any improper personal benefit. Also, the Company is not liable under the Indemnification Agreements to make any payment in connection with any claim made against a director or executive officer (i) for which payment is actually made to such director or executive officer under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance, (ii) for which payment is actually made to such director or executive officer by the Company otherwise than pursuant to the Indemnification Agreement, except in respect of any excess beyond the amount of such payment, or (iii) for an accounting of profits made from the purchase or sale by such director or executive officer of securities of the Company within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or similar provision of any state statutory law.

  In addition, pursuant to each Indemnification Agreement, unless the director or executive officer otherwise elects, the Company shall pay for or reimburse all reasonable expenses incurred in defending any civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written agreement from such director or executive officer in form and substance satisfactory to the Company to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified by the Company under the Indemnification Agreement and (ii) a written affirmation of his or her good faith belief that he or she has met the standard of conduct required under the MBCA to enable the Company to indemnify such director or executive officer.

  The form of Indemnification Agreement is attached as Exhibit 5 hereto and is incorporated by reference herein.

  The Merger Agreement provides that from and after the Effective Time, the corporation which survives the Merger will assume the indemnification and expense advancement obligations of the Company and its subsidiaries (i) pursuant to the Indemnification Agreement and (ii) as provided in the Articles of Incorporation and Bylaws of the Company and its subsidiaries to present and former directors, officers, employees and agents.

 Stock Options

  The Company has granted stock options to its officers and directors pursuant to the Company's stock option plan (the "Stock Option Plan"). Outstanding options for executive officers and directors pursuant to the Stock Option Plan are identified below.

       NAME                              TITLE               OUTSTANDING OPTIONS
       ----                              -----               -------------------
   Harry Spell...........  Director, Chairman of the Board         129,000
   William Spell.........  Director, Chief Executive Officer       405,000
   Jan C. van Osnabrugge.  President                                60,000
   Robert Deter..........  Chief Financial Officer                  33,000
   Reynold Anderson......  Director                                 92,000
   Richard Perkins.......  Director                                129,000
   Michael Platt.........  Director                                 50,000
   Bruce Richard.........  Director                                123,000
   Brian Smith...........  Director                                 50,000

  According to the terms of the Stock Option Plan, in the event of a merger of the Company, the Board of Directors shall, in its sole discretion, in connection with the Board's adoption of the plan of merger, provide for one or more of the following: (i) the acceleration of the exercisability of any or all outstanding options; (ii) the complete termination of the Stock Option Plan and cancellation of outstanding options not exercised prior to a date specified by the Board; and (iii) the continuance of the Stock Option Plan with respect to the exercise of options outstanding as of the date of adoption by the Board of the plan of merger. Pursuant to the terms of the Merger Agreement, the outstanding options will be cancelled and each holder of outstanding options will receive an amount in cash equal to the product of the number of shares subject to the option times the excess, if any, of the consideration to be paid per Share pursuant to the Merger Agreement over the exercise price of such option.

  The Company issued warrants to purchase Common Stock at a purchase price of $1.10 per share (the "Warrants") to each of Harry W. Spell and Richard W. Perkins for 15,000 shares and to each of Reynold Anderson, Bruce Richard and William Spell for 10,000 shares. The Warrants become fully exercisable immediately upon issuance and delivery, and are exercisable in whole or in part upon 20 days written notice to the Company. The Warrants expire March 12, 2001. Pursuant to the terms of the Merger Agreement, the outstanding warrants will be cancelled and each warrant holder will receive an amount in cash equal to the product of the number of shares subject to the warrant times the excess, if any, of the consideration to be paid per share pursuant to the Merger Agreement over the exercise price of such warrant.

 Consulting Agreement

  Pursuant to the terms of the Merger Agreement, at the Effective Time Parent will cause the Company and Peerless to enter into a consulting agreement with the Company's Chief Executive Officer, William H. Spell (the "Consulting Agreement"). Pursuant to the terms of the Consulting Agreement, Mr. Spell will provide consulting services to the Company and Peerless as requested by the Company for a two year period following the Effective Time. In exchange for such consulting services, the Company and Peerless, jointly and severally, will pay Mr. Spell $120,000 within seven days of the execution of the Consulting Agreement, $25,000 per quarter for the first four quarters of the Consulting Agreement, payable quarterly in arrears, and $22,500 per quarter for the second four quarters of the Consulting Agreement, payable quarterly in arrears. The Company and Peerless, jointly and severally, will reimburse Mr. Spell for all expenses incurred by Mr. Spell with the prior approval of the Company in connection with the performance of services pursuant to the Consulting Agreement. The Consulting Agreement also includes confidentiality and non-competition provisions.

  Except as set forth above, to the best knowledge of the Company, there are no contracts, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Parent or the Purchaser or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 Recommendation of the Board of Directors

  At a special meeting held on April 7, 1997, the Board of Directors of the Company and a special committee of the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a press release and a letter to the Company's shareholders communicating such approval and recommendation are filed as Exhibit 8 and Exhibit 9, respectively, and are incorporated herein by reference.

 Background of the Merger and the Offer

  In early 1996, the Board of Directors of the Company began analyzing alternative ways of expanding and furthering the Company's business. As a result of this analysis, the Company considered the possibility of acquiring another entity. Throughout 1996, the Company evaluated potential acquisition targets and discussed the possibility of acquisition with several such targets. Such discussions were discontinued when the Company's continued analysis and evaluation indicated that such acquisitions would not further the Company's financial or strategic expansion objectives.

  On September 17, 1996, the Company's Board of Directors approved the engagement of Coopers & Lybrand Securities L.L.C. ("Coopers & Lybrand") to explore and evaluate financial and strategic expansion alternatives for the Company. Coopers & Lybrand analyzed various equity financing alternatives and entered into discussions with several entities identified by the Company as potentially desirable strategic partners. Additional evaluation of these possibilities led the Company to conclude that neither the financing alternatives nor the proposed relationships with potential strategic partners met with the Company's expansion objectives.

  During the fall of 1996, the Company received unsolicited expressions of interest concerning the acquisition of the Company. In October 1996, the Company's Board of Directors authorized Coopers & Lybrand to explore such expressions of interest, and to actively solicit other potential acquirors of the Company. From late October 1996 through mid-November 1996, Coopers & Lybrand met with senior management of the Company for the purpose of gathering information about the Company and compiled information for distribution to potential acquirors. From late October 1996 through December 15, 1996, Coopers & Lybrand contacted potential acquirors and negotiated confidentiality and non-disclosure agreements with certain potential acquirors, including Ridge.

  By December 16, 1996, the Company had received several preliminary expressions of interest to acquire the Company, including that of Ridge. On December 18, 1996, the Company's Board of Directors met to discuss the expressions of interest received. The Board of Directors authorized Coopers & Lybrand and the Board's Executive Committee to continue negotiations with six potential acquirors offering the highest prices for the acquisition of the Company. The Board of Directors further authorized senior management of the Company to schedule interview and due diligence sessions with such potential acquirors at the Company's manufacturing facilities in Winona, Minnesota.

  For a two-week period from late January 1997 through early February 1997, Coopers & Lybrand and senior management of the Company met with potential acquirors at the Company's facilities in Winona, Minnesota for the interview and due diligence process. Such meetings included: (i) discussions with senior management of the Company; (ii) a tour of the Company's facilities in Winona, Minnesota and (iii) presentation of various financial and strategic plans of the Company. Senior executives of Ridge participated in the Company's interview and due diligence process on January 24, 1997. Subsequently, Ridge selected Blair Mezzanine Fund as its equity partner and source of subordinated debt financing. The Ridge executives requested that Blair Mezzanine Fund be invited to participate in the due diligence process in early February 1997. Executives of Blair Mezzanine Fund participated in such process in Winona, Minnesota on February 4 and 5, 1997.

  A total of six potential acquirors participated in the interview and due diligence process. Some potential acquirors visited the Company's facilities in Winona, Minnesota on two separate occasions. The Company informed all six potential acquirors that it would consider written acquisition offers delivered to the Company no later than February 21, 1997. Four of the potential acquirors provided the Company with acquisition proposals by such date.

  The Board of Directors of the Company met on February 26, 1997 to discuss the four acquisition proposals received, including the proposal received from Ridge. The members of the Board of Directors, representatives from Coopers & Lybrand and other advisors to the Company discussed the advantages and disadvantages of each offer, focusing on the two most attractive offers, the Ridge offer and an offer from an alternative buyer (the "Alternative Buyer"). Factors considered included the price differential between the offers, the possible delays in consummating the transaction with Alternative Buyer resulting from the necessity of receiving approval for such proposed transaction under the Hart-Scott-Rodino Act as well as the more comprehensive due diligence Alternative Buyer desired to perform, the risk that the proposed transaction with Alternative Buyer would not be consummated due to the significant contingencies related to Alternative Buyer's offer, the likelihood of retention of current management by the potential acquirors and other factors. The Board of Directors also considered a fairness opinion presented by Summit Investment Corporation concerning the fairness of the proposals to the Company's shareholders from a financial point of view and described more fully below. As a result of these deliberations, the Board of Directors authorized Mr. Spell to continue negotiating with Ridge regarding its most recent offer. On February 28, 1997, Ridge, joined by Blair Mezzanine Fund, submitted a revised bid to acquire the Company at a price of $1.67 per share. Negotiations continued over March 2, 1997 and March 3, 1997.

  On March 4, 1997, the Company received a revised version of the Ridge and Blair Mezzanine Fund offer. On the same date, the Board of Directors held another meeting at which Mr. Spell provided an update on the status of negotiations and the Board reviewed the offer from Ridge and Blair Mezzanine Fund along with the final offers received from all potential acquirors. Alternative Buyer proposed to conduct a tender offer for all of the outstanding Shares of Company at $1.695 per share.

  At its March 4, 1997 meeting, the Board of Directors again considered the advantages and disadvantages of the offers from Ridge and Blair Mezzanine Fund and from Alternative Buyer, focusing on the price differential between the offers, the impact from a financial perspective of the possible delays in consummating the transaction with Alternative Buyer resulting from the necessity of receiving approval for such proposed transaction under the Hart-Scott-Rodino Act as well as the more comprehensive due diligence Alternative Buyer desired to perform and the risk that the proposed transaction with Alternative Buyer would not be consummated due to the significant contingencies related to Alternative Buyer's offer. After considering the advantages and disadvantages of each offer, the Board of Directors authorized the Company to enter into a letter of intent with Ridge and Blair Mezzanine Fund whereby the Company agreed to negotiate exclusively with Ridge and Blair Mezzanine Fund through April 7, 1997 (later extended through April 11, 1997) for the acquisition of the Company at a price of $1.67 per share, subject to satisfactory completion of Ridge's due diligence investigation of the Company, the negotiation of definitive agreements, and the availability of financing.

  From March 4 through April 11, 1997, Ridge and Blair Mezzanine Fund continued their due diligence investigations of the Company. Ridge and Blair Mezzanine Fund also met with operating management of the Company to discuss the terms of their continued employment by the Company, and the prospect that certain members of management might be invited to invest in the Parent. During this period, counsel for Ridge, Blair

Mezzanine Fund and the Company exchanged drafts of and comments on a form of Agreement and Plan of Merger and related disclosure schedules, a form of Tender and Stock Option Agreement, and the documents required to be filed and disseminated in connection with the Offer. Also during this period, Parent and Purchaser were organized.

  On April 7, 1997, the Company's Board of Directors gave final approval to the Merger and the Offer, and authorized execution and delivery of the Merger Agreement. On April 11, 1997 the Company, Parent and Purchaser executed and delivered the Merger Agreement, and Parent, Purchaser and the shareholders party thereto executed and delivered the Tender Agreement.

 Reasons for the Recommendation of the Company's Board of Directors

  In reaching its conclusion and making its determinations as outlined in paragraph (a) above, the Board of Directors considered a number of factors, including, without limitation, the following:

    (i) the consideration to be paid by Ridge and the other terms of the Offer and the Merger relative to (A) the offers made by other potential acquirors, (B) the Company's historical sales, earnings and book value, (C) management's internal forecast of sales, earnings and book value, and (D) the recent and historic market prices of the Shares;

    (ii) the superiority of Ridge's offer, taken as a whole, over other offers received by the Company;

    (iii) the necessity of receiving approval under the Hart-Scott-Rodino Act for the proposed transaction with Alternative Buyer as well as the more comprehensive due diligence Alternative Buyer desired to perform and the likelihood of delays and risk of non-consummation of the transaction as a result thereof;

    (iv) the Board of Directors' belief that the consideration proposed to be paid by Parent pursuant to the Offer and the Merger reflects the values inherent in the Company;

    (v) the Board of Directors' familiarity with the business, financial condition and prospects of the Company, the nature of the Company's industry and markets, including the Board of Directors' belief that in order to be competitive in its industry, the Company would require substantial capital resources and expansion;

    (vi) the opinion of Summit Investment Corporation (described below) to the effect that the consideration to be received by shareholders of the Company pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders (the full text of the fairness opinion received by the Company from Summit Investment Corporation is filed as an exhibit to this Schedule 14D-9 and is also attached hereto as Annex A, and the Board of Directors of the Company urges shareholders to read such opinion in its entirety);

    (vii) the fact that although the Merger Agreement does not permit the Company, any of its officers, directors, employees, representatives or agents, or any of its subsidiaries to solicit, initiate, continue or encourage any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement), the Company may, in response to an unsolicited Acquisition Proposal, furnish non-public information to, or enter into discussions or negotiations with, the maker of such an unsolicited Acquisition Proposal, provided that (i) the Board of Directors determines in good faith (after consultation with and based upon the advice of its financial advisor and considering the effect of such Acquisition Proposal upon the employees, customers and the community) that such Acquisition Proposal would constitute a Superior Proposal (as defined in the Merger Agreement), (ii) the Board of Directors determines in good faith (after consultation with and based upon the advice of its outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties of the Board of Directors under applicable law, and (iii) the party making such unsolicited Acquisition Proposal enters into an appropriate confidentiality agreement; and

    (viii) the fact that the Board of Directors may terminate the Merger Agreement if the Company has received (other than in violation of the Company's non-solicitation covenant) a Superior Proposal (as defined in the Merger Agreement), and Parent does not make, within five business days of receipt of written notice of the Company's desire to accept such Superior Proposal, an offer that the Board of Directors believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company, as the Superior Proposal; provided, however, the Company would be required to pay a fee of $900,000 if within six months after such termination the Company either (i) consummates any Alternative Transaction (as defined in the Merger Agreement) or (ii) becomes a party to any agreement relating to an Alternative Transaction that is thereafter consummated.

  The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  The Board of Directors recognized that tendering in the Offer would eliminate the opportunity for shareholders to participate in future growth and profits of the Company. The Board of Directors believes that such loss of opportunity is reflected in the Offer price of $1.67 per share. The Board of Directors also recognized that there can be no assurance as to the level of growth or profits, if any, to be attained by the Company in the future.

  It is expected that, if the shares are not purchased by Purchaser in accordance with the terms of the Offer, the Company will continue to seek an alternative purchaser of the Company.

OPINION OF FINANCIAL ADVISOR

  The Company retained Summit Investment Corporation ("Summit") to act as its financial advisor in connection with the Company's consideration of the possible business combination with Parent. Summit was selected as the Company's financial advisor because of its previous associations with the Company, its familiarity with the Company and its operations, and its standing as a recognized investment banking firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

  Summit has delivered its written opinion to the Board of Directors of the Company dated March 20, 1997 and reaffirmed as of April 7, 1997, to the effect that the consideration to be received by the holders of the Company's Shares in the Offer and the Merger is fair to the shareholders from a financial point of view.

  The full text of Summit's opinion is attached hereto as Annex A and is incorporated by reference herein. While the Company believes the description of the opinion set forth herein is accurate, shareholders are urged to read the opinion in its entirety.

  Summit's opinion is directed to the Company's Board of Directors only and relates solely to the consideration in the Offer and the Merger and does not constitute a recommendation to any shareholder of the Company.

  In connection with its opinion, Summit (i) reviewed certain publicly available financial statements and other information of the Company, (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company, (iii) analyzed certain financial projections prepared by the management of the Company, (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company, (v) reviewed the reported prices and trading activity for the Company's Common Stock, (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities, (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions, (viii) reviewed the Merger Agreement and
(ix) performed such other analyses as it deemed appropriate. No limitations were imposed by the Board of Directors upon Summit with respect to the investigations made or procedures followed by it in rendering its opinion.

  In its review and analysis, and in arriving at its opinion, Summit relied upon and assumed the completeness and accuracy of all the factual, historical, financial and other information and data publicly available or furnished to it by the Company. Summit also assumed that the financial projections provided to it were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In addition, Summit did not make nor was it provided with an independent evaluation or appraisal of the assets of the Company.

  The following is a summary of the analyses performed and factors considered by Summit in connection with rendering its opinion.

  HISTORICAL FINANCIAL POSITION. In rendering its opinion, Summit reviewed and analyzed the historical and current financial condition of the Company which included among other things (i) an assessment of recent financial statements,
(ii) an analysis of revenue growth, margin trends and other operating performance indicators and (iii) an analysis of capital structure.

  COMPARATIVE STOCK PRICE PERFORMANCE. In rendering its opinion, Summit reviewed and analyzed the daily market (bid) prices and trading volume for the Company's Common Stock from the beginning of 1996 to February 25, 1997, separately and in relation to the market prices of (i) the Nasdaq Industrial Index and (ii) a composite index of publicly traded companies which Summit judged to be similar to the business of the Company (the "Comparable Public Companies"). The Comparable Public Companies consisted of the following:
Columbus McKinnon Corporation; Federal Screw Works, Inc.; Giddings & Lewis, Inc.; Greenfield Industries, Inc.; Knape & Vogt Manufacturing, Inc.; Raymond Corporation and LS Starrett Company. Summit observed that over such period, the market price of the Company's Common Stock underperformed the Nasdaq Industrial Index and the composite index of Comparable Public Companies.

  ANALYSIS OF COMPARABLE PUBLIC COMPANIES. This analysis examines a company's financial condition, operating performance and outlook relative to a group of publicly traded peers to determine an implied unaffected market trading value. Summit compared certain financial data of the Company to corresponding data for the Comparable Public Companies. Summit calculated equity market values as multiples to latest twelve months ("LTM") net income, current fiscal year estimated net income (estimates of future net income were compiled by Institutional Brokers Estimate System) and book value. The respective multiples of the Comparable Public Companies were between the following ranges: (i) LTM net income: 8.0x to 33.0x (with a median of 12.4x); (ii) current fiscal year estimated net income: 9.3x to 16.6x (with a median of 9.3x); and book value: .9x to 2.0x (with a median of 1.5x). Summit calculated enterprise value (defined as market value of common equity plus book value of total debt less cash) as multiples to LTM revenue, LTM earnings before interest and taxes ("EBIT") and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Comparable Public Companies. The respective multiples of the Comparable Public Companies were between the following ranges: (i) LTM revenue: .5x to 1.6x (with a median of .7x); LTM
EBIT: 5.8x to 23.4x (with a median of 12.0x); and (ii) LTM EBITDA: 4.3x to 12.8x (with a median of 7.0x).

  Summit also analyzed operating statistics of the Comparable Public Companies including, among other things, operating margins, net profit margins, three-year historical revenue growth, return on equity, and debt capitalization ratios, in each case as compared to the Company. Summit then derived from this and other data (based on the relative comparability of the Comparable Public Companies to that of the Company) the ranges of these multiples deemed most meaningful for its analysis and applied these multiples to the Company. This analysis resulted in equity values per share for the Company of between $0.36 to $1.46 with a median of $0.96. Summit noted that its comparable public company analysis did not give effect to any change-of-control premium that may arise in connection with a transaction such as the Offer and the Merger.

  COMPARABLE MERGER AND ACQUISITION TRANSACTIONS. This analysis provides indications of value based upon financial information of companies in the same or similar industries as the target which have been acquired in recent transactions. Summit reviewed publicly available financial information for merger and acquisition transactions consummated since 1994 involving similar metal fabrication companies. Such analysis resulted in four transactions as follows (acquiror/target): Textron, Inc./Elco Industries, Inc; Greenfield Industries, Inc./Rule Industries, Inc.; Vista 2000, Inc./American Consumer Products, Inc.; and Park-Ohio Industries, Inc./RB&W Corporation. Summit compared selected financial data including enterprise value as a multiple of LTM revenue, LTM EBIT, LTM EBITDA and the premium paid over the market price ten days prior to the announcement of the transaction ("acquisition premium paid"). The respective multiples of the comparable merger and acquisition transactions were between the following ranges: LTM revenue: .12x to .70x (with a median of .50x); LTM EBIT: 10.6x to 20.0x (with a median of 12.4x); LTM EBITDA: 5.4x to 13.6x (with a median of 6.4x); and acquisition premium paid: 17.8% to 104.0% (with a median of 67.0%). Summit applied a range of multiples derived from such analysis to the corresponding financial data of the Company (based on the relative comparability of the Company to the comparable companies acquired in the transactions) and arrived at an estimated range of equity values per share for the Company of between $0.95 to $1.66 with a median of $1.45. Summit noted that its comparable merger and acquisition transaction analysis did give effect to a change-of-control premium.

  ACQUISITION PREMIUM ANALYSIS. Summit analyzed the $1.67 per share cash consideration to be received by the holders of the Company's Common Stock pursuant to the Offer and the Merger in relation to the February 25, 1997 market price of the Company's Common Stock and the ten-day, three-month and six-month average market prices of the Company's Common Stock. Such analysis indicated that the $1.67 per share consideration to be received represented a premium of (i) 33.6% based on the February 25, 1997 market price of $1.25 and the ten-day average market price of $1.25 and (ii) 36.9% based on the three-month average market price of $1.22 and the six-month average market price of $1.22. Summit noted that foregoing premiums were within the 17.8% to 104.0% range of acquisition premiums paid and below the 67.0% median acquisition premium paid in the four comparable merger and acquisition transactions. Using industry sources which compile information from merger and acquisition transactions of publicly held corporations across all industry categories, Summit reviewed the mean and median purchase price premiums paid for 965 corporate acquisitions occurring from 1994 to 1996. Summit indicated that the annual mean premium ranged from 36.6% to 44.7% and the annual median premium ranged from 27.3% to 35.0%. Due to the small number of comparable merger and acquisition transactions, Summit considered the mean and median acquisition premiums observed in the 965 corporate acquisitions from 1994 to 1996 to be more meaningful for the purpose of its fairness determination.

  DISCOUNT CASH FLOW ANALYSIS. This analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by capitalizing the estimated future earnings and calculating the estimated future free cash flow of such corporate entity and discounting such aggregated results back to the present. Summit performed a discounted cash flow analysis of the Company based upon estimates of projected financial performance for the five-year period ending December 31, 2001 as prepared by the management of the Company. Summit calculated a range of implied equity values of the Company based upon the discounted present value of the sum of (i) the projected five-year stream of unleveraged free cash flow and (ii) the projected terminal value at the year 2001 based upon a range of unleveraged free cash flow growth rates in perpetuity and then subtracted the current net debt. In conducting this analysis, Summit applied discount rates ranging from 14% to 16% and assumed unleveraged free cash flow growth rates, in perpetuity, ranging from 2.0% to 4.0%. Based on this analysis, Summit derived implied equity values per share ranging from a low of $0.68 to a high of $1.75 with a median value of $1.07. Summit noted that its discounted cash flow analysis did not give effect to any change-of-control premium that may arise in connection with a transaction such as the Offer and the Merger.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Summit's opinion. In arriving at its fairness determination, Summit considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company. The analyses were prepared solely for purposes of Summit providing its opinion to the Company's Board of Directors as to the fairness of the consideration to be received by the holders of the Company's Shares in the Offer and the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Summit's opinion to the Board of Directors was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained Coopers & Lybrand to provide financial advisory services to the Company in connection with a possible sale or merger of the Company, strategic alliance, joint venture or purchase of another entity by the Company. This engagement was confirmed by a letter agreement dated September 17, 1996 and later modified by oral agreement (the "Coopers Agreement"). Pursuant to the Coopers Agreement, the Company agreed to pay Coopers (i) a non-refundable retainer of $10,000 upon execution of the Letter Agreement and (ii) $300,000, less retainer, upon sale of all or part of the Company with the non-refundable retainer to be applied to any payments made pursuant to either a sale of all or part of the Company. In addition, the Company agreed to reimburse Coopers for out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, incurred in connection with its engagement, and agreed to indemnify Coopers against certain liabilities.

  The Company retained Summit to render a fairness opinion with respect to the Company's consideration of a possible business combination with Parent. Under the terms of the Company's engagement letter with Summit, the Company has paid Summit a fee of $32,500 for the preparation and delivery of its fairness opinion. If, after submitting its fairness opinion, the Company requests Summit to expand upon, elaborate or update such opinion, or provide expert testimony or give depositions related to such opinion, the Company will compensate Summit at an hourly rate of $165. In addition, the Company has agreed to indemnify Summit against certain liabilities.

  Neither the Company, nor, to the best of the Company's knowledge, any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders in connection with the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS.

  (a) To the best knowledge of the Company, no transactions in Shares have been effected within the last 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, each of the Company's executive officers, directors and affiliates presently intends to tender all of the Shares held of record or beneficially owned by them. Certain of such persons have entered into a Tender and Stock Option Agreement dated April 11, 1997 among R-B Acquisition Corporation, R-B Capital Corporation and certain shareholders of the Company (the "Tender and Stock Option Agreement"). The shareholders who are parties to the Tender and Stock Option Agreement have each severally agreed (i) to validly tender (or cause the record owner of any Shares to tender) pursuant to the Offer all outstanding Shares beneficially owned by such shareholder and his or its affiliates, not later than the fifth business day after commencement of the Offer, (ii) to validly tender pursuant to the Offer all Shares thereafter acquired by such shareholder or his or its affiliates, within one business day following the acquisition thereof and
(iii) to the maximum extent permitted by law, not to withdraw any Shares so tendered without the prior written consent of Purchaser. Such shareholders have further agreed that if Parent or Purchaser shall notify the shareholders at any time after the commencement of the Offer that additional Shares are required to be tendered so that at least (x) 50% or (y) 90%, as specified by Parent or Purchaser, of all outstanding Shares shall have been validly tendered in the Offer, then each such shareholder shall (and shall cause his, her or its affiliates to), exercise such options, warrants and other rights to acquire additional shares in such amounts as may be specified by Parent or Purchaser in order to cause at least (x) 50% or (y) 90%, as specified by Parent or Purchaser, of all outstanding Shares to have been validly tendered in the Offer, and shall tender or cause to be tendered in the Offer all Shares acquired by such shareholder (or his, her or its affiliates) upon exercise of such options, warrants and other rights. Parent and Purchaser have agreed that
(i) they shall not make any such request except to the extent required to cause at least (x) 50% or (y) 90% of all outstanding Shares to have been validly tendered in the Offer, and (ii) to the extent practicable, such request shall be made to all shareholders pro rata, on the basis of the Shares owned by all such shareholders and their respective affiliates on a fully-diluted basis. The shareholders that are parties to the Tender and Stock Option Agreement have further granted to Purchaser an irrevocable option (the "Stock Option") to purchase a certain number of Shares owned by such shareholder or its affiliates at a purchase price equal to $1.67 per share in cash net to the seller; provided that in no event shall the aggregate number of such Shares subject to the Stock Options granted by all shareholders pursuant to the Tender and Stock Option Agreement exceed an amount equal to 19.9% of the outstanding Shares, and if the aggregate number of such Shares subject to the Stock Options granted by all such shareholders would otherwise exceed 19.9% of the outstanding Shares, then the number of such Shares subject to the Stock Options granted by all such shareholders shall be reduced, on a pro rata basis, so that the aggregate number of Shares subject to the Stock Options granted by all such shareholders will not exceed an amount equal to 19.9% of the outstanding Shares of Company Common Stock. The shareholders who are parties to the Tender and Stock Option Agreement have further agreed, jointly and severally, that if (i) the Offer and the Merger shall be consummated and (ii) the total transaction expenses (including, without limitation, legal and accounting expenses and fees and commissions payable to Coopers & Lybrand and other investment bankers and financial advisors to the Company) incurred by the Company in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and not reflected on the Company's audited balance sheet as of December 31, 1996 shall exceed $502,000, then such shareholders, jointly and severally, shall reimburse Parent for all such transaction expenses in excess of $502,000 promptly upon demand made within 60 days after the Effective Time of the Merger. The Tender and Stock Option Agreement is attached as Exhibit 7 hereto and is incorporated by reference herein.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as described in Items 2 and 3(b) hereof, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or could result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries,
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3(b) and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The opinion of Summit dated March 20, 1997 and reaffirmed as of April 7, 1997 is attached hereto as Annex A and incorporated by reference herein. The Information Statement attached hereto as Annex B is being furnished in connection with the contemplated designation by Purchaser, pursuant to Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer and the Tender and Stock Option Agreement necessary to satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1--Offer to Purchase of R-B Acquisition Corporation dated April 17,
           1997 and related Letter of Transmittal.

Exhibit 2--Agreement and Plan of Merger dated as of April 11, 1997 among the
           Company, R-B Acquisition Corporation and R-B Capital Corporation. The Schedules to the Agreement and Plan of Merger have been omitted. The Company agrees to furnish supplementally a copy of any Schedule to the Commission.

Exhibit 3--Employment Agreement dated December 13, 1995 between Peerless and
           Jan C. van Osnabrugge (incorporated by reference to Exhibit No. 10.31 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).

Exhibit 4--Employment Agreement dated December 13, 1995 between Peerless and
           Robert Deter (incorporated by reference to Exhibit No. 10.32 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995).

Exhibit 5--Form of Indemnification Agreement between the Company and each of its directors and executive officers.

Exhibit 6--Opinion of Summit Investment Corporation dated March 20, 1997 and reaffirmed as of April 7, 1997 (attached as Annex A).*

Exhibit 7--Tender and Stock Option Agreement dated April 11, 1997 among R-B
           Acquisition Corporation, R-B Capital Corporation and certain Stockholders of the Company.

Exhibit 8--Joint press release issued by the Company and Ridge Capital
           Corporation on April 14, 1997.

Exhibit 9--Letter to Company's shareholders dated April 17, 1997 from the
           Company's Chairman and Chief Executive Officer.*

Exhibit10--Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 thereunder. (attached as Annex
           B).*
--------
  *Included in copies being mailed to the shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Peerless Industrial Group, Inc.

Dated: April 17, 1997                        /s/ William H. Spell
                                          By: _________________________________
                                                      William H. Spell
                                                        Chief Executive Officer

                 [Letterhead of Summit Investment Corporation]

                                                                  April 7, 1997

Board of Directors
Peerless Industrial Group, Inc.
333 South Seventh Street, Suite 2430
Minneapolis, MN 55402

Members of the Board:

  We understand that Peerless Industrial Group, Inc. ("Peerless" or the "Company"), R-B Capital Corporation ("Parent") and R-B Acquisition Corporation ("Purchaser") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will acquire all of the common stock and outstanding options to purchase common stock of Peerless. Under the terms of the Merger Agreement, Purchaser will offer to purchase all of the outstanding shares of Peerless common stock for $1.67 per share cash in a tender offer (the "Offer"). As more fully described therein, the Merger Agreement also provides for the merger of Purchaser with and into the Company (the "Merger") following expiration of the Offer, subject to certain conditions. At the effective time of the Merger, the remaining shares of Peerless common stock will be converted into the right to receive consideration of $1.67 per share in cash.

  You have requested our opinion as to whether the consideration to be received by the holders of the shares of Peerless common stock is fair from a financial point of view to such holders.

  Summit Investment Corporation ("Summit"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, initial and secondary underwritings, private placements and valuations for estate, corporate and other purposes.

  In developing our opinion, we have, among other things:

    1. Reviewed certain publicly available financial statements and other information of the Company;

    2. Reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    3. Analyzed certain financial projections prepared by the management of the Company;

    4. Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    5. Reviewed the reported prices and trading activity for the Peerless common stock;

    6. Compared the financial performance of the Company and the prices and trading activity of the common stock with that of certain other comparable publicly-traded companies and their securities;

    7. Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    8. Reviewed a draft of the Merger Agreement dated April 2, 1997; and

    9. Performed such other analyses as we deemed appropriate.

  In our review and analysis, and in arriving at our opinion, we have relied upon and assumed the completeness and accuracy of all the factual, historical, financial and other information and data publicly available or furnished to us by Peerless. We have assumed that the financial projections provided to us were reasonably prepared on bases reflecting the best currently available estimates and judgements of the senior management of Peerless. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of Peerless. Our opinion is necessarily based on economic, stock market and other conditions as they exist and can be evaluated as of the date hereof.

  This opinion has been prepared for the use of the Board of Directors of Peerless and does not constitute a recommendation to any stockholder with respect to whether to tender shares of Peerless common stock pursuant to the Offer or whether to vote in favor of the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to Parent's Tender Offer Statement on Schedule 14D-1, the Peerless Solicitation/Recommendation Statement on Schedule 14D-9 or to any proxy statement distributed in connection with the Offer and the Merger.

  Based on the foregoing, we are of the opinion as of the date hereof that the consideration to be received by the Peerless stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          Summit Investment Corporation

                                                                        ANNEX B

                        PEERLESS INDUSTRIAL GROUP, INC.
                           2430 METROPOLITAN CENTRE
                           333 SOUTH SEVENTH STREET
                         MINNEAPOLIS, MINNESOTA 55402
                                (612) 371-9650

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                           EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

                                                                 April 17, 1997

  This information is being furnished by Peerless Industrial Group, Inc., a Minnesota corporation (the "Company"), to its shareholders in connection with the possible designation by R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), a wholly owned subsidiary of R-B Capital Corporation, a Delaware corporation ("Parent"), pursuant to the Agreement and Plan of Merger dated as of April 11, 1997 (the "Merger Agreement") among the Company, Parent and the Purchaser of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

  Pursuant to the Merger Agreement, the Purchaser commenced a tender offer (the "Offer"), disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 17, 1997 to purchase all of the outstanding shares of Common Stock, no par value (the "Common Stock"), and Class B Common Stock, no par value (the "Class B Common Stock") (hereinafter the Common Stock and Class B Common Stock shall be collectively referred to as the "Shares") of the Company at a price of $1.67 per share, net to the seller in cash. The terms and conditions of the Offer are set forth in the Offer to Purchase dated April 17, 1997 (the "Offer to Purchase") and related Letter of Transmittal (which together constitute the "Offer"), which are being mailed by the Purchaser to the Company's shareholders concurrently herewith. The Merger Agreement also provides, among other things, that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser and the Company will be merged (the "Merger") as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to which this statement is appended.

  The Company had 5,045,151 shares of Common Stock and 1,227,273 shares of Class B Common Stock issued and outstanding as of April 15, 1997. Each holder of Common Stock is entitled to that number of votes equal to the number of shares of Common Stock held by the shareholder. Each holder of Class B Common Stock is entitled to that number of votes equal to the number of shares of Common Stock into which such holder's shares of Class B Common Stock are convertible as provided in the Company's Articles of Incorporation.

                            THE BOARD OF DIRECTORS

GENERAL

  The Company's Articles of Incorporation provide that, so long as Northland Business Capital, L.L.P. or its affiliates continue to own at least 100,000 shares of Class B Common Stock (i) the Board of Directors shall consist of not more than nine members, (ii) the holders of Class B Common Stock, exclusively and voting as a single class, shall be entitled, by a vote of a majority of the outstanding shares of Class B Common Stock held by such holders, to elect one director of the Company and to exercise any right of removal or replacement of such director, and (iii) the holders of Common Stock, exclusively and voting as a single class, shall be entitled, by a vote of a majority of the outstanding shares of Common Stock held by such holders, to elect not more than eight of the directors of the Company and to exercise any right of removal or replacement of such directors. As of the date hereof, Northland Business Capital, L.L.P. owns in excess of 100,000 shares of Class B Common Stock and the Board of Directors consists of seven members.

CURRENT DIRECTORS

  The persons named below are the current members of the Board of Directors and serve for a term of one year expiring at the 1997 Annual Meeting of Shareholders and upon the election and qualification of their successors or until earlier resignation or removal.

                                                       POSITION WITH
NAME                                    AGE               COMPANY
----                                    ---            -------------
Harry W. Spell.........................  73 Chairman of the Board and Director
William H. Spell.......................  40 Chief Executive Officer and Director
Bruce A. Richard.......................  67 Secretary and Director
Reynold M. Anderson....................  66 Director
Michael E. Platt.......................  55 Director
Richard W. Perkins.....................  66 Director
Brian K. Smith.........................  37 Director

BUSINESS EXPERIENCE

  Harry W. Spell. Harry W. Spell has been a Director of the Company since 1994 and is the father of William H. Spell. He has been Chairman of the Board and Chief Executive Officer of Eagle Pacific Industries, Inc. ("Eagle Pacific") since 1992. Eagle Pacific manufactures PVC pipe and polyethylene tubing in plants in Nebraska, Oregon and Utah. He was employed by Northern States Power from 1949 until August 1988, when he retired from all positions. From April 1988 through August 1988, Mr. Spell was a Senior Vice President of Northern States Power Company. From November 1980 through August 1988, he served as a Director of Northern States Power Company--Wisconsin (a subsidiary of Northern States Power Company). Mr. Spell was Senior Vice President--Finance and Chief Financial Officer of Northern States Power Company from May 1983 until April 1988. Mr. Spell currently serves as a Director of Appliance Recycling Centers of America, Inc.

  William H. Spell. William H. Spell has been a Director of the Company since 1994 and is the son of Harry W. Spell, a Director of the Company. He has been President and Chief Operating Officer of Eagle Pacific and a member of its Board of Directors since January 1992. From October 1990 through May 1993, Mr. Spell was a founder, President and Chairman of the Board of National Acquisition Corp., a public company which merged with Garment Graphics, Inc. a designer, producer and marketer of silkscreen imprinted, embroidered and decorative activewear. From 1981 to May of 1988, Mr. Spell was Vice President and Director of Corporate Finance for John G. Kinnard and Company, Incorporated, a regional investment banking firm. Mr. Spell holds a BS degree and an MBA from the University of Minnesota.

  Bruce A. Richard. Bruce A. Richard has been a Director of the Company since 1994 and currently serves as the Company's Secretary. He has been a Director of Eagle Pacific since March 1992 and has served as its Vice

Chairman, Secretary, Treasurer and a Director since September 1993. From 1985 through October 1986, he was President and Chief Operating Officer of Northern States Power Company, from which duties he retired. From July 1954 through 1984, Mr. Richard held various management and other positions with Northern States Power Company.

  Reynold M. Anderson. Reynold M. Anderson has been a Director of the Company since 1984, is a founder of the Company and served as Executive Vice President from April 1985 through November 1991. The Company acquired Peerless Chain Company in December 1995. See "Certain Transactions." He also served as the Company's Chief Financial Officer and Secretary between 1983 and April 1985. Since 1985, he has been a general partner of Zaeco Associates Limited Partnership, which engages in the ownership and management of real estate. From 1984 to June 1992, Mr. Anderson served as a Director and executive officer of Mintesota, Inc., which operated two Perkins Restaurants in Florida. From 1986 to May 1992, he served as a Director and executive officer of T.H.I.S. Corporation ("T.H.I.S."), which operated seven Perkins Restaurants in the Palm Beach County, Florida area. In November 1991, T.H.I.S. filed a Petition for Reorganization under Chapter 11 of the Bankruptcy Code of 1978 in the United States Bankruptcy Court for the Southern District of Florida. T.H.I.S. was subsequently liquidated. Mr. Anderson is a professional civil engineer registered in the State of Minnesota and received a degree in civil engineering from the University of Minnesota.

  Michael E. Platt. Michael E. Platt has been a Director of the Company since 1983, is a founder of the Company and was employed as its Chief Executive Officer from August 1983 through June 1994, and served as the Company's President from June 1994 through January 1996. The Company acquired Peerless Chain Company in December 1995. See "Certain Transactions." He currently serves as President and Chief Executive Officer of Fresh Food Ventures, Inc., which operates several Mexican-style restaurants. He is also President and a Director of Regal One Corporation, which is engaged in the development of an automatic emission control product. Between 1976 and July 1983, he held various marketing positions with The Pillsbury Company and was its Director of Acquisitions between 1980 and 1983. Prior to joining Pillsbury, he was Vice President of Marketing with Steak & Shake, Inc., from October 1975 to May 1976. He served as Director of New Products and New Programs with Kentucky Fried Chicken Corporation, from November 1972 to September 1975. He received a BS degree from Massachusetts Institute of Technology and an MBA degree from Harvard University.

  Richard W. Perkins. Richard W. Perkins has been a Director of the Company since 1993. He has been President, Chief Executive Officer and a Director of Perkins Capital Management, Inc. since December 1985. He has over 30 years experience in the investment business. Prior to establishing Perkins Capital Management, Inc., Mr. Perkins was a Senior Vice President at Piper Jaffray Incorporated, where he was involved in corporate finance and venture capital activities, as well as rendering investment advice to domestic and international investment managers. He held various positions with Piper Jaffray from May 1966 through December 1984. Mr. Perkins is also a Director of the following public companies: Bio-Vascular, Inc., LifeCore Biomedical, Inc., Children's Broadcasting Corporation, Garment Graphics, Inc., CNS, Inc., Eagle Pacific, Nortech Systems, Inc. and Quantech Ltd.

  Brian K. Smith. Brian K. Smith has been a Director of the Company since January 1996. Since 1994, he has been a General Partner of Northland Business Capital, L.L.P., a provider of mezzanine and equity funds. Northland Business Capital, L.L.P. is a subsidiary of the Northern Company, a $1 billion private financial services company. From 1990 through 1994, Mr. Smith served as Vice President of Norwest Bank Minnesota, N.A., working in their Structured Finance Group providing senior and subordinate debt for leveraged buy-outs. Norwest Bank Minnesota, N.A. is a subsidiary of Norwest Corp.

PURCHASER DIRECTOR DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors ("Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to such provision), and (ii) the percentage that the number of Shares owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, and the Company will, upon request by Purchaser, subject to the provisions of the Merger Agreement, promptly either increase the size of the Board (and will, if necessary, amend the Company's Bylaws to permit such an increase) or use its best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser Designees to be elected to the Board and will cause Purchaser Designees to be so elected.

  Information concerning the Purchaser Designees is set forth in Exhibit A hereto. Such information was provided by the Purchaser and the Company does not assume any responsibility for the accuracy or completeness thereof. To the best knowledge of the Company, other than as disclosed on Exhibit A hereto, none of the Purchaser Designees beneficially owns any equity securities of the Company.

DIRECTORS' COMPENSATION

  Directors who are also employees of the Company receive no additional compensation for their services as directors. Non-employee directors receive a fee of $6,000 per year for their services as members of the Board of Directors.

  Pursuant to the Company's Stock Option Plan, non-employee directors are entitled to options to purchase 18,000 shares of Company Common Stock at a price equal to the fair market value of the Company's Common Stock. The options vest up to 6,000 shares on the first, second and third anniversary dates of the options, if the person is a director as of such vesting date. Directors will also receive options for 18,000 shares on the same terms described above upon such director being re-elected for his or her fourth, seventh, tenth and thirteenth one-year terms. The Stock Option Plan further provides that options automatically granted to non-employee directors elected after January 1, 1994 and prior to January 1, 1996 will be increased from 18,000 shares to 62,000 shares, and that options granted to outside directors first elected after January 1, 1996 will be increased from 18,000 shares to 50,000 shares.

  The Purchaser Designees will not receive options under the Company's Stock Option Plan.

MEETINGS AND COMMITTEES

  The Board of Directors held seven meetings during the fiscal year ended December 31, 1996 (fiscal 1996). The Board of Directors has an Audit Committee, a Compensation Committee, an Executive Committee and a Nomination Committee. No director attended fewer than 75% of the total number of the meetings of the Board and of the Committees on which such member served.

  The Audit Committee is composed of Richard W. Perkins, Michael E. Platt, Brian K. Smith and Bruce A. Richard. The function of the Audit Committee is to recommend the selection of independent auditors, review the scope and results of the audit and make inquiries as to the adequacy of the Company's accounting, financial and operating controls. The Audit Committee did not have any formal meetings in fiscal 1996.

  The Compensation Committee consists of Bruce A. Richard, Richard W. Perkins, Brian K. Smith and Reynold M. Anderson. The Compensation Committee, which considers and makes recommendations concerning executive compensation, did not have any formal meetings in fiscal 1996.

  The Executive Committee consists of William H. Spell, Bruce A. Richard and Harry W. Spell. The Executive Committee met informally throughout 1996.

  The Nomination Committee consists of Reynold M. Anderson, William H. Spell and Harry W. Spell. The Nomination Committee did not have any formal meetings in fiscal 1996. The Nomination Committee does not consider nominees recommended by shareholders.

                              EXECUTIVE OFFICERS

  The executive officers of the Company are as follows:

      NAME                              AGE               POSITION
      ----                              ---               --------
      Harry W. Spell...................  73 Chairman and Director
      William H. Spell.................  40 Chief Executive Officer and Director
      Jan C. van Osnabrugge............  54 President
      Robert E. Deter..................  52 Chief Financial Officer
      Bruce A. Richard.................  67 Secretary and Director

  Harry W. Spell. See "The Board of Directors--Current Directors."

  William H. Spell. See "The Board of Directors--Current Directors."

  Jan C. van Osnabrugge. Jan C. van Osnabrugge has been employed by the Company's operating subsidiary, Peerless Chain Company ("Peerless") since January 1994 and served as President of Peerless since December 1995. Prior to joining Peerless, he served as Chief Executive Officer of Wolfking Belam BV
(NL) from September 1992 through September 1993. Between November 1990 and September 1992 he was employed by Stork RMS BV and Stork NON BV in various executive capacities, including Chief Executive Officer and Vice President of Sales and Marketing. Mr. van Osnabrugge is subject to an employment agreement with Peerless dated December 13, 1995.

  Robert E. Deter. Robert E. Deter has been employed by Peerless since 1979. Mr. Deter served as Peerless' Controller from 1987 to April 1995 and as its Chief Financial Officer from April 1995 to December 1995, when he was named Chief Financial Officer of the Company. Mr. Deter is subject to an employment agreement with Peerless dated December 13, 1995.

  Bruce A. Richard. See "The Board of Directors--Current Directors."

  All executive officers are elected by the Company's Board of Directors and serve subject to termination, resignation or until their successors are duly elected.

                            EXECUTIVE COMPENSATION

  The following table sets forth certain information about compensation paid to or accrued by the Company's Chief Executive Officer and each of the Company's executive officers receiving in excess of $100,000 for services rendered to the Company during the fiscal year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                      LONG TERM COMPENSATION
                                                   ----------------------------
NAME AND                  ANNUAL COMPENSATION      SECURITIES
PRINCIPAL              --------------------------- UNDERLYING     ALL OTHER
POSITION          YEAR SALARY($)   BONUS($) OTHER  OPTIONS (#) COMPENSATION ($)
---------         ---- ---------   -------- ------ ----------- ----------------
Jan C. van
 Osnabrugge       1996  192,000     12,210  17,455       --          --
 President        1995  192,000(1)  37,082     --     60,000         --
                  1994   32,493(2)     --      --        --          --
William H. Spell  1996   96,000        --    2,400       --          --
 Chief Executive
  Officer         1995   60,000    125,000     --    175,000         --
                  1994   35,000        --      --    230,000         --

  The Company did not grant any options to the persons named in the table above during the fiscal year ended December 31, 1996. The following table summarizes stock option exercises during the fiscal year ended December 31, 1996 to or by such executive officers and certain other information relative to such options.

                        AGGREGATED OPTION EXERCISES IN
                   LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                           NUMBER OF
                                                          SECURITIES           VALUE OF
                                                          UNDERLYING      UNEXERCISED IN-THE-
                                                      UNEXERCISED OPTIONS  MONEY OPTIONS AT
                                                         AT FY-END (#)        FY-END ($)
                         SHARES ACQUIRED    VALUE        EXERCISABLE/        EXERCISABLE/
NAME                     ON EXERCISE (#) REALIZED ($)    UNEXERCISABLE       UNEXERCISABLE
----                     --------------- ------------ ------------------- -------------------
Jan C. van Osnabrugge...       --            --                0/60,000           0/12,750
William H. Spell........       --            --         300,000/105,000      37,375/22,313

                        BENEFICIAL OWNERSHIP OF SHARES

  The following table contains certain information as of March 3, 1997, regarding the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director, nominee for director and executive officer of the Company, (iii) each of the named executive officers as defined in Item 402(a)(2), and (iv) the executive officers of the Company and directors as a group, and as to the percentage of the outstanding shares held by them on such date. Any shares which are subject to an option or a warrant exercisable within 60 days are reflected in the following table and are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the option or warrant holder but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person. Unless otherwise noted, each person identified below possesses sole voting and investment power with respect to such shares.

NAME AND ADDRESS OF BENEFICIAL        AMOUNT AND NATURE       PERCENTAGE OF
OWNER                              OF BENEFICIAL OWNERSHIP OUTSTANDING STOCK(1)
------------------------------     ----------------------- --------------------
Richard W. Perkins...............         2,294,949(2)             36.0%
730 East Lake Street
Wayzata, Minnesota 55391
Perkins Capital Management, Inc..         1,368,500                21.8%
730 East Lake Street
Wayzata, Minnesota 55391
Northland Business Capital
 L.L.P...........................         1,247,273(3)             19.8%
1285 Northland Lane
St. Paul, Minnesota 55120
Brian K. Smith...................         1,247,273(3)             19.8%
1285 Northland Lane
St. Paul, Minnesota 55120
Reynold M. Anderson..............         1,108,220(4)             17.5%
4130 Burton Lane
Minneapolis, Minnesota 55406
William H. Spell.................           857,266(5)             13.0%
2430 Metropolitan Centre
333 South Seventh Street
Minneapolis, Minnesota 55402
Harry W. Spell...................           646,902(6)             10.1%
2430 Metropolitan Centre
333 South Seventh Street
Minneapolis, Minnesota 55402

NAME AND ADDRESS OF BENEFICIAL        AMOUNT AND NATURE       PERCENTAGE OF
OWNER                              OF BENEFICIAL OWNERSHIP OUTSTANDING STOCK(1)
------------------------------     ----------------------- --------------------
Bruce A. Richard..................          602,630(7)              9.5%
2458 Farrington Circle
Roseville, Minnesota 55113
Michael E. Platt..................          542,500(8)              8.6%
7173 Oak Pointe Curve
Bloomington, Minnesota 55438
Z. Albin E. Anderson Irrevocable
 Trust............................          370,000                 5.9%
c/o Reynold M. Anderson
4130 Burton Lane
Minneapolis, Minnesota 55406
Jan C. van Osnabrugge.............          109,090(9)              1.7%
1416 East Sanborn Street
Winona, Minnesota 55987
Robert E. Deter...................           59,090(9)              0.9%
1416 East Sanborn Street
Winona, Minnesota 55987
All Directors and Officers as a
 Group (9 Persons)................        4,211,263(10)            60.4%

--------
(1) Calculated assuming the conversion of all Class B Common Stock into Common Stock.
(2) Includes: (i) 1,368,500 shares owned by Perkins Capital Management, Inc. ("PCM") over which Mr. Perkins, President of PCM, disclaims beneficial ownership, (ii) 72,000 shares owned by the Richard W. Perkins Trust dated 6/14/78, (iii) 25,000 owned by the Perkins Capital Management, Inc. Profit Sharing Plan & Trust dated 12/15/86, (iv) 50,000 shares owned by Quest Venture Partners, (v) 250,000 shares owned by Pyramid Partners, LP, (vi) 89,000 shares purchasable upon the exercise of vested stock options, (vii) 15,000 shares purchasable pursuant to warrants, and (viii) 425,449 shares owned by the management of Peerless Chain Company over which Mr. Perkins holds shared voting power.
(3) Includes 1,227,273 shares of Class B Common Stock, which is convertible into an equal number of shares of Common Stock, and 10,000 shares purchasable upon the exercise of vested stock options granted to Brian K. Smith. Also includes 10,000 shares purchasable pursuant to a warrant owned by Northland Business Capital, L.L.P., of which Mr. Smith is a General Partner.
(4) Includes 370,000 shares owned by the Z. Albin E. Anderson Irrevocable Trust, of which Mr. Anderson is a trustee and a beneficiary, 771 shares owned by Mr. Anderson's spouse, 52,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Anderson holds shared voting power.
(5) Includes 18,181 shares owned by the Spell Family Foundation of which Mr. Spell is a director, 300,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Spell holds shared voting power.
(6) Includes 18,181 shares owned by the Spell Family Foundation of which Mr. Spell is a director, 89,000 shares purchasable upon the exercise of vested stock options, 15,000 shares purchasable pursuant to warrants, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Spell holds shared voting power.
(7) Includes 83,000 shares purchasable upon the exercise of vested stock options, 10,000 shares purchasable pursuant to a warrant, and 425,449 shares owned by the management of Peerless Chain Company over which Mr. Richard holds shared voting power.

(8) Includes 14,000 shares owned by Mr. Platt's spouse and 10,000 shares purchasable upon the exercise of vested stock options.
(9) Represents shares over which Messrs. Richard W. Perkins, Reynold M. Anderson, William H. Spell, Harry W. Spell and Bruce A. Richard hold shared voting power.
(10) Includes: (i) 1,227,273 shares of Class B Common Stock, which is convertible into an equal number of shares of Common Stock, owned by Northland Business Capital, L.L.P., of which Mr. Smith is a General Partner, (ii) 633,000 shares purchasable upon the exercise of vested stock options, (iii) 70,000 shares purchasable pursuant to warrants, (iv) 18,181 shares owned by the Spell Family Foundation of which Messrs. Harry
     W. Spell and William H. Spell are directors, (v) 425,449 shares owned by the management of Peerless Chain Company over which Messrs. Harry W. Spell, William H. Spell, Bruce A. Richard, Richard W. Perkins and Reynold
     M. Anderson hold shared voting power, (vi) 72,000 shares owned by the Richard W. Perkins Trust dated 6/14/78, (vii) 25,000 shares owned by the Perkins Capital Management, Inc. Profit Sharing Plan & Trust dated 12/15/86, (viii) 50,000 shares owned by Quest Venture Partners, (ix) 250,000 shares owned by Pyramid Partners, LP, (x) 370,000 shares owned by the Z. Albin E. Anderson Irrevocable Trust of which Mr. Reynold M. Anderson is a trustee and a beneficiary, (xi) 771 shares owned by Mr. Reynold M. Anderson's spouse, and (xii) 14,000 shares owned by Mr. Michael E. Platt's spouse.

                             CERTAIN TRANSACTIONS

  In June 1994, Discus Acquisition Corporation, now the Company, sold to Fuddruckers Inc. nine of its franchised Fuddruckers(R) restaurants for a purchase price of approximately $5.5 million. In 1995 the Company disposed of its remaining operations and property consisting of a Fuddruckers(R) restaurant operated in Cottage Grove, Minnesota and a limited partnership interest in a non-Fuddruckers restaurant facility. The Company used the major portion of the net proceeds from these sales, after payment of obligations, together with other equity and debt financing raised in 1995 and 1996, to acquire Peerless in December of 1995.

  In connection with the Company's acquisition of Peerless in December 1995, the Company sold an aggregate of 2,388,874 shares of Common Stock for a purchase price of $2,627,761, or $1.10 per share, to a group of investors in a private placement transaction, including five of the Company's directors or their affiliates. The proceeds from such private placement of Common Stock were used to partially fund the acquisition of Peerless. The following officers/directors participated in the private placement, individually or indirectly through other entities in which they had beneficial interests, purchasing the number of shares indicated: William H. Spell, Chief Executive Officer and a Director (81,817 shares); Harry W. Spell, Chairman and a Director (95,453 shares); Reynold M. Anderson, Director (100,000 shares); Bruce A. Richard, Director (68,181 shares); and Richard W. Perkins, Director (375,000 shares). Pursuant to negotiations which commenced immediately prior to the acquisition of Peerless, Northland Business Capital, L.L.P. ("Northland"), of which Brian K. Smith is a General Partner, acquired 1,227,273 shares of Class B Common Stock pursuant to the terms of a Stock Purchase Agreement entered into between the Company and Northland in January 1996. The Common Stock sold to the foregoing persons was issued directly by the Company to the purchasers in a private placement transaction without registration of such shares under the Securities Act of 1933, as amended (the "Act"), pursuant to a claimed exemption therefrom. The shares constitute "restricted securities" as that term is defined under Rule 144 of the Act and may not be resold unless registered under the Act or an exemption from registration becomes available under Rule 144 or another provision under the Act.

  On November 1, 1995 the Board of Directors of the Company authorized the sale of the shares as a part of the plan to acquire Peerless and finance that acquisition, subject to receiving a fairness opinion. The Board of Directors engaged Summit Investment Corporation ("Summit"), an investment banking firm, to provide an opinion to the Company as to the fairness of the purchase price for the Common Stock. On November 29, 1995, Summit rendered its opinion that the financing involving the sale of the Company's equity securities was fair from a financial point of view to the Company and its shareholders. On that date the bid and ask prices for the

Company, based upon information available from the NASD Bulletin Board, were $1.375 and $1.75 per share, respectively. In establishing the price for the Common Stock to be sold, the Board of Directors also took into account the market price for the Common Stock of the Company and the fact that the shares to be sold were not registered under the Act and would be restricted as to sale, transfer and disposition.

  In connection with the acquisition of Peerless, the Company determined that it was desirable to permit certain members of the Peerless management to participate in the acquisition, by providing them the opportunity to acquire a proprietary interest in the Company through the purchase of Common Stock. The Company arranged for loans to nine members of the Peerless management from American Commercial Bank totalling $468,000. The Company has guaranteed the repayment of such loans. To induce the American Commercial Bank to make such loan, and as a condition of such financing, the Bank required additional credit enhancements in the form of personal guarantees from certain directors of the Company. Accordingly, and in consideration of the issuance of warrants to them, William H. Spell, Harry W. Spell, Reynold M. Anderson, Richard W. Perkins, and Bruce A. Richard personally guaranteed payment of such obligations, in consideration for which the Company issued to each of them warrants to purchase 10,000 shares of the Company's Common Stock at $1.10 per share. As security for the guarantees by the Company and the directors, the nine members of the Peerless management (along with their wives if stock was issued to them jointly) pledged their shares of Common Stock to the Company and the directors to secure payment of the obligations guaranteed.

  In connection with the Peerless acquisition, Pyramid Partners, L.P., an affiliate of Richard W. Perkins, and Harry W. Spell loaned the Company $125,000 and $100,000, respectively, in December 1995, on the basis of short-term unsecured promissory notes bearing interest at the rate of 20 percent per annum. The notes were repaid in January, February and March 1996.

  The Purchaser Designees are affiliates of Parent and Purchaser. The relationship among Purchaser Designees, Parent and Purchaser are described more fully under the caption "Certain Information Concerning Ridge, Blair Mezzanine Fund, the Purchaser and Parent" in the Offer to Purchase and such description is incorporated by reference herein.

                               CHANGE IN CONTROL

  The Offer, if consummated, will result in a change in control of the Company. See the Offer to Purchase for additional information concerning the Offer, Parent and the Purchaser.

                                                                       EXHIBIT A

                          PURCHASER DIRECTOR DESIGNEES

  The following table sets forth the name, business address, age, principal occupation or employment at the present time and during the last five years and business background of each of the Purchaser Designees.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
    NAME AND BUSINESS ADDRESS   AGE      AND FIVE YEAR EMPLOYMENT HISTORY
    -------------------------   --- ------------------------------------------
   Harrington Bischof..........  62 President, sole director and sole
   257 East Main Street             shareholder of Pandora Capital Corporation
   Barrington, Illinois 60010       since July 1996 and Senior Advisor to Ridge
                                    Capital Corporation and its affiliates
                                    since January 1, 1997. Mr. Bischof served
                                    as Senior Advisor to Prudential Securities,
                                    Inc. from 1991 through June 1996.
   J. Bradley Davis............  57 President, sole director and sole
   257 East Main Street             shareholder of Ridge Capital Corporation,
   Barrington, Illinois 60010       Ridge Advisors, Inc. and affiliated
                                    companies since 1989.
   Clark F. Davis..............  30 Vice President, Ridge Capital Corporation
   257 East Main Street             since 1992. Manager, Flint Creek Farm,
   Barrington, Illinois 60010       Inc., Barrington, Illinois since May 1989.
   Terrance M. Shipp...........  38 General Partner of William Blair Mezzanine
   222 West Adams Street            Capital Partners, L.P., a private
   Chicago, Illinois 60606          investment firm, and a managing director of
                                    William Blair Mezzanine Capital Partners
                                    II, L.L.C., the general partner of Blair
                                    Mezzanine Fund, since its organization in
                                    September 1996.
   Marc J. Walfish.............  44 General Partner of William Blair Mezzanine
   222 West Adams Street            Capital Partners, L.P., a private
   Chicago, Illinois 60606          investment firm, and a managing director of
                                    William Blair Mezzanine Capital Partners
                                    II, L.L.C., the general partner of Blair
                                    Mezzanine Fund, since its organization in
                                    September 1996.